

January 28, 2021

George Chamoun
Chief Executive Officer
ACV Auctions Inc.
640 Ellicott Street, #321
Buffalo, New York 14203

>   **Re: ACV Auctions Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted January 22, 2021**
>   **CIK No. 0001637873**

Dear Mr. Chamoun:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1, submitted January 22, 2021

Prospectus Summary, page 1

1.   To provide investors with context regarding how you generate revenues, please amend the disclosure in your Prospectus Summary to clearly state that Marketplace GMV does not represent revenue earned by you, as you disclose on page 65.

Our Opportunity, page 3

2.   We note your response to comment 2, and your amended disclosure on page 3, including that you "are actively assessing whether to expand internationally and various expansion modes, including organic growth, partnerships and acquisitions[, and] are initially focused on expansion into Canada." Please disclose the timing of your intended expansion into

Canada, if estimable at this time. If you have not yet determined whether you will expand internationally at this time, and are unable to estimate when you expect to do so, please tell us why you believe this information would nevertheless be material to investors.

Impact of COVID-19 on Our Business, page 62

3.   We note your disclosures that "[the] initial negative disruption began to subside in May 2020 as the demand for used vehicles on a national level began to outpace supply, leading to higher used vehicle valuations and a higher percentage of successful auctions, and as dealers and commercial partners looked to an online marketplace to transact remotely." Please update your disclosure to describe the impact of the COVID-19 pandemic on your business during the third and, if now known, fourth quarters of 2020. In doing so, please address the degree to which stay-at-home orders and other COVID-19-related mandates impacted your business, and whether management believes any increased demand may continue in future periods if the COVID-19 pandemic and related restrictions subside. Please make conforming changes to your filing, including to your risk factor disclosure, as applicable.

Attractive Unit Economics and Cohort Trends, page 64

4.   We note your amended disclosure that "[a]s our territories mature and scale, territory-level economics tend to improve driven by more cost-efficient operations and greater customer affinity for our offerings," but it does not appear that you intend to include a chart or narrative disclosure presenting costs per cohort over time. In this regard, we note your disclosure that you will include a chart showing auction expenses incurred in the 12 months ended December 31, 2020 across three individual territories launched in different years, but we were unable to find any costs per cohort data in your cohort presentation. Please tell us why you have determined not to include cost per cohort data, or amend your cohort presentation to include a discussion of the same.

Marketplace Participants Exhibit Increasing Engagement and Spend over Time., page 64

5.   It appears that your pre-2017 cohort may not be comparable to the other cohorts presented in your graphics on page 65. In this regard, each of the 2017, 2018, and 2019 cohorts include one year of data, while the pre-2017 cohort appears to include data from approximately three years, 2014-2016. Please amend your disclosure to dis-aggregate the pre-2017 cohort, or remove the pre-2017 cohort from your presentation. Alternatively, please tell us why you believe it is appropriate to include this cohort in your presentation.

Marketplace GMV, page 66

6.   Please amend your disclosure to clarify how you use Marketplace GMV as an indicator of the health and scale of your business. In this regard, we note your disclosure that you generate revenue from auction fees charged to customers, but you define Marketplace GMV as the total dollar value of vehicles transacted through your digital marketplace

within the applicable period, excluding any auction and ancillary fees. We also note your disclosure that, while buyer fees are variable based on the price of the vehicle, seller fees include a fixed auction fee and an optional fee for the elective condition report associated with the vehicle.

Please contact Katherine Bagley at (202) 551-2545 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alan Hambelton